Robert J. Morris, M.Sc., P.Geo.

I, Robert J. Morris, M.Sc., P.Geo., do hereby certify that:

1.	I graduated with a B.Sc. from the University of British Columbia in 1973.
2.	I graduated with a M.Sc. from Queen’s University in 1978.
3.	I am a member of the Association of Professional Engineers and Geoscientists of B.C. (#18301).
4.	I have worked as a geologist for a total of thirty-one years since my graduation from university.
5.
I have read the definition of “qualified person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person”.

6.	I am responsible for the preparation of most sections of the technical report titled Geology And Resource Potential Of The Copper Canyon Property dated 9 February 2005.
7.	The Technical Report is based on a site visit, information provided by the Project Geologist, historical reports, and from information available from public files.
8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose, which makes the Technical Report misleading.

9.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
10.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Date this 9th day of February 2005, in Fernie British Columbia.

/s/ Robert J. Morris
Signature of Qualified Person

Robert J. Morris, M.Sc., P.Geo.
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